SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                          UCI MEDICAL AFFILIATES, INC.
                                (Name of Issuer)




                     Common Stock, Par Value $0.05 Per Share
                         (Title of Class of Securities)




                                 902633 10 6
                                 (CUSIP Number)




This amendment to Schedule 13G is being filed pursuant to Rule 101(a)(2)(ii) of Regulation S-T.





                         (Continued on following pages.)








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CUSIP No.:  902633 10 6             13G
          ---------------



1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Marion Fletcher McFarland, III

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  /   /  (b)  /   /
              ---         ---


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                                     5.   SOLE VOTING POWER              589,128
Number of Shares
                                     6.   SHARED VOTING POWER                  0
Beneficially Owned By
                                     7.   SOLE DISPOSITIVE POWER         589,128
Each Reporting Person With:
                                     8.   SHARED DISPOSITIVE POWER             0



9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    589,128

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          /  /

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 9.65 %


12.      TYPE OF REPORTING PERSON
                  IN

         The statement on Schedule 13G ( the "Statement") filed on February 14, 1986 by Marion Fletcher McFarland, III with respect to the common stock, par value $0.05 per share (the "Common Stock"), of UCI Medical Affiliates, Inc. as amended, is hereby further amended by amendments to Item 4, Ownership. Items 1-3 and 5-10 are restated herein in compliance with Rule 101(a)(2)(ii) of Regulation S-T, but are not amended hereby.

Item 1(a).        Name of Issuer:

                  UCI Medical Affiliates, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1901 Main Street, Suite 1200, Mail Code 1105,
                  Columbia, SC  29201

Item 2(a).        Name of Person Filing:

                  Marion Fletcher McFarland, III

Item 2(b).        Address of Principal Business Office, or, if None, Residence:

                  1901 Main Street, Suite 1200, Mail Code 1105,
                  Columbia, SC  29201

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, Par Value $0.05 Per Share

Item 2(e).        CUSIP Number:

                  902633 10 6

Item 3. This statement on Schedule 13G is filed pursuant to Rule 13d-1(c) and not pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.           Ownership.

                  Items 4(a), (b), and (c) of the Statement are hereby amended by deleting the language contained under Items 4(a), (b), and
                  (c) of the Statement and substituting in their place the following:

                  "(a)     Amount Beneficially Owned:

                  Marion F. McFarland, III, M.D. has direct beneficial ownership of 589,128 shares of Common Stock. This amount includes 50,000 shares of Common Stock that Dr. McFarland has the right to acquire pursuant to currently exercisable options and options exercisable within 60 days following December 31, 1997, granted by the Company to Dr. McFarland. This amount does not include 156,675 shares of Common Stock that Dr. McFarland has the right to acquire pursuant to options that are not currently exercisable or exercisable within 60 days following December 31, 1997.

                  (b)      Percent of Class: 9.65 %

                  (c) Number of shares of Common Stock as to which Marion Fletcher McFarland has:

                  (i)      sole power to vote or to direct the vote: 589,128

                  (ii)     shared power to vote or to direct the vote:  -0-

                  (iii) sole power to dispose or to direct the disposition of: 589,128

                  (iv) shared power to dispose or to direct the disposition of: -0-"

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.

                                                                  13G


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




                                       Marion  Fletcher  McFarland,  III, M.D.

Date: February 17, 1998